

December 6, 2010

Mr. Donald J. Girskis
Chief Executive Officer
960 Stewart Drive
Sunnyvale, CA
94085

> **Re: ShoreTel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 10, 2010**
> **Definitive Proxy Statement**
> **Filed October 5, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-33506**

Dear Mr. Girskis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed September 10, 2010

Item 1. Business, page 3

1. Please disclose the dollar amount of backlog orders that you believe to be firm, as of your balance sheet date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Intellectual Property, page 9

2. You state that a factor in determining your success as a company depends on protecting your intellectual property. Please supplement your disclosure to provide more information about the duration of your intellectual property. Refer to Item 101(c)(iv) of Regulation S-K.

Item 1A. Risk Factors

We are exposed to fluctuations in the market value of our money market funds and investments …, page 20, and

Note 4. Fair Value Disclosure, page 57

3. For each class of debt and equity securities subject to fair value measurements using significant other observable inputs (Level 2), please disclose the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach, or the cost approach, and the inputs used in determining their respective fair values. Refer to ASC Topic 820-10-50-2(e).

4. It is unclear to us how certain of your investments in money market funds could be subject to impairment or default risk. Tell us more about the issuers and why it would be appropriate to account for their money market funds and other issued securities as cash equivalents. Please advise or revise.

Item 8. Financial Statements and Supplementary Data

Tender Offer, page 62

5. It does not appear that you accounted for the option exchange transaction as a modification of an equity award. In this regard, we note that you based the incremental compensation cost on the excess of the fair value of the old options over the fair value of the options immediately before cancellation, instead of the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Citing your basis in the accounting literature, tell us how your measurement of incremental compensation cost arising from the cancellation of a prior option award accompanied by a concurrent grant of a new option award is appropriate.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 11. Executive Compensation

Director Compensation

6. For each director, disclose by footnote the total number of stock awards and the total number of option awards outstanding at fiscal year end. Refer to the Instruction to Item 402(i)(2)(iii) and (iv) of Regulation S-K.

7. When your directors elect to receive stock in lieu of their annual cash retainer, please disclose both the amount of annual cash retainer earned by each director as well as the value of the stock received that represents 120% of the cash retainer earned. Also, please tell us in your response letter why you disclosed the full amount of the annual cash retainer received as stock in the stock awards column rather than the cash awards column. For guidance, please refer to Instruction 2 to Item 402(c)(2)(iii) and (iv) and 119.03 Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.03, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Compensation Discussion and Analysis

Non-Equity Incentive Plan Award

8. You disclose that non-GAAP operating profit is defined as "operating income less stock-based compensation expense, litigation settlements and other non-recurring adjustments including the related tax adjustment." Please disclose the "other non-recurring adjustments" so that it is clear how you calculate this non-GAAP performance measure from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Percentages of Base Salary

9. Please disclose the specific threshold, target and maximum values for each performance target. For example, you disclose in footnote (1) to the Percent of Base Salary table that the threshold for payout of each element of the incentive award was 50% of target; however, you do not disclose the maximum value for each target. We encourage you to put the information about the specific threshold, target and maximum values for each performance target in a table. In addition, please explain how achievement between the threshold and target value and the target and maximum values translates into the payout amount (e.g., achievement of 78% of the target results in the payment of 78% of the payout amount; achievement of 104% of the target results in the payment of 104% of the payout amount).

10. You include statements throughout your compensation discussion and analysis regarding the role of individual performance in determining or adjusting non-equity incentive plan awards. Please disclose more specifically how the compensation committee's and the chief executive officer's consideration of individual performance and subjective factors resulted in the amounts each officer earned under the non-equity compensation plan for the last completed fiscal year.

11. Please discuss the non-equity bonus plan for Mr. Girskis. In your discussion, disclose the specific performance goals for each measurement period, including threshold, target and maximum levels for each performance goal, as well as the weight of each goal in determining the payout amount. If you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Separation Agreement

12. We note that you paid Mr. Combs a lump-sum payment of $201,600 in April 2010 to relocate his principal residence to Silicon Valley. We further note that, in connection with his resignation on September 30, 2010, the board of directors waived the requirement under Mr. Combs' employment agreement to repay a prorated amount of the relocation payment if his employment was terminated within 24 months of February 2010. Disclose whether Mr. Combs relocated to Silicon Valley prior to his resignation and why the board determined to waive the repayment of the relocation payment.

Executive Compensation Tables

Summary Compensation

13. Please revise footnote (2) to disclose all underlying assumptions used in the Black-Scholes option valuation model by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

14. You disclose in footnote (4) to the summary compensation table that the amounts disclosed as all other compensation for Messrs. Combs and Weisner represent relocation allowances in 2010 and travel expenses, living expenses and rent in 2008 and 2009.

Please identify and quantify each benefit that is greater than $25,000 in the last fiscal year. Refer to Instruction 4 to Item 402(c)(2)(ix). In this regard, we note that Mr. Combs received a lump-sum relocation payment of $201,600 in 2010, but the amount shown as all other compensation for Mr. Combs is $258,931. Furthermore, we can find no disclosure of Mr. Weisner receiving a relocation payment in 2010 in your compensation discussion and analysis. Please disclose what the amount set forth under all other compensation for Mr. Weisner represents.

Outstanding Equity Awards at June 30, 2010

15. You disclose in footnotes (13) through (16) to the table that you granted options that could be exercised even though they were not vested. In your response letter, please explain how the exercise of an unvested option operates and why the company issued these types of options.

Potential Payments on Termination or Change in Control

16. Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to Mr. Combs. In this regard, we note that Mr. Combs was serving as the Chief Executive Officer at June 30, 2010.

17. Please explain your references to the terms of retention incentive agreements for your named executive officers under "'—Retention Incentive Agreements' above." We are unable to locate this subsection of disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Canales Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-8310 with any other questions.

Sincerely,

s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

Cc: <u>Via facsimile to (650) 938-5200</u>
     Jeffrey R. Vetter, Esq.
     Fenwick & West LLP